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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  HUNAPU, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    44553R109
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  April 8, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 44553R109
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1)       Name of Reporting Person - I.R.S. Identification No. of person.
         Hughes Holdings, LLC
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) [ ]
               (b) [ ]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions) WC
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5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e). [  ]
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6)       Citizenship or Place of Organization
         U.S.A.
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                             7)       Sole Voting Power
                                      2,522,677
                             ---------------------------------------------------
NUMBER                       8)       Shared Voting Power
OF SHARES                             0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)       Sole Dispositive Power
EACH                                  2,522,677
REPORTING                    ---------------------------------------------------
PERSON WITH                  10)      Shared Dispositive Power
                                      0
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,522,667
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)
         16.67%
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)
         OO
--------------------------------------------------------------------------------


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Item 1.  Security and Issuer.

         This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Hunapu, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at P.O. Box 50464, Henderson, Nevada 89016.


Item 2.  Identity and Background.

         (a) This Statement is being filed by Hughes Holdings, LLC ("Hughes Holdings") by its beneficial owner RoseMarie DePalo.

         (b) The business address of Hughes Holdings is 125 Michael Drive, Syosset, New York 11791.

         (c) The principal business of Hughes Holdings is an investment fund.

         (d)-(e) No executive officer or director of Hughes Holdings, nor any controlling shareholder of Hughes Holdings, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Hughes Holdings is a Delaware limited liability company and Rose Marie DePalo is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of the funds for the shares of Common Stock and Class A Warrants was working capital of Hughes Holdings.


Item 4.  Purpose of Transaction.

         The 1,892,000 shares of Common Stock and Class A Warrants to purchase 630,667 shares of Common Stock were purchased by Hughes Holdings for investment purposes.

         The Issuer entered into a Merger Agreement and Plan of Reorganization with InforMedix Acquisition Corp. ("InforMedix") in February 2003 and is currently seeking shareholder approval of the merger. Under the merger agreement, the Issuer has the right to acquire InforMedix. The acquisition of InforMedix is structured as a merger of InforMedix with and into the Issuer. The consideration to be paid by the Issuer in acquiring InforMedix will consist of the Issuer's issuance of approximately 14,902,400 shares of Common Stock, exclusive of up to 1,080,000 shares issuable upon exercise of warrants to be issued to the warrant holders of InforMedix, and exclusive of 11,090,000 shares which will be surrendered for cancellation by Mr. John C. Francis as a condition to consummating the acquisition.



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         Except as otherwise described herein, neither Hughes Holdings nor any of its executive officers, directors or controlling shareholders have any other plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.


Item 5.  Interest in Securities of the Issuer.

          (a) At the date of this Statement, Hughes Holdings beneficially owns 1,892,000 shares of Common Stock and Class A Warrants to purchase 630,667 shares of Common Stock or approximately 16.67% of the Common Stock of the Issuer. This is based upon 14,500,000 shares of Common Stock issued and outstanding established by the Issuer's Form 10-KSB for the year ended December 31, 2002.

         (b) Hughes Holdings has sole disposition and voting power with respect to the shares of Common Stock and Warrants declared in (a) above.

         (c) None.

         (d) Not Applicable.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Hughes Holdings, or any of its executive officers, directors or controlling shareholders, and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Hughes Holdings has previously notified the Issuer that upon the completion of the reconfirmation offering of the Issuer's initial public offering and the release of its shares from escrow, Hughes Holdings will transfer a total of 1,376,000 shares of common stock and Class A Warrants to purchase 458,667 shares of Common Stock for cash, services and/or gifts to approximately 10 persons.


Item 7.  Material to be Filed as Exhibits.

         Exhibit           Description
         -------           -----------

            1 Merger Agreement and Plan of Reorganization, dated as of February 7, 2003, between Hunapu Inc. and InforMedix Acquisition Corp. (1)






------------------

(1) Incorporated by reference to the Issuer's Post-Effective Amendment No. 4 to its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on March 25, 2003.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 2, 2003


                                                      /s/ RoseMarie DePalo
                                                     -------------------------
                                                     Hughes Holdings, LLC
                                                     By:      RoseMarie DePalo
                                                     Title:   Manager







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